October 12, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re	Riot Blockchain, Inc. Withdrawal of Registration Statement on Form S-3 Filed January 5, 2018, as amended February 7, 2018 File No. 333-222450

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Riot Blockchain, Inc. (the “Company”) hereby respectfully applies for the withdrawal of the Company’s registration statement on Form S-3 (File No. 333-222450), together with all exhibits and amendments thereto, which was initially filed with the Securities and Exchange Commission (the “Commission”) on January 5, 2018 and amended on February 7, 2018 (collectively, the “Registration Statement”).

The Company requests the withdrawal of the Registration Statement because it has determined not to pursue the contemplated offering at this time. The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, the Company hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof or the earliest practicable date hereafter. The Company also requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use to the Company’s account.

Should you have any questions, please contact me at (303) 794 – 2000, or William Jackman, Esq. of Rogers Towers, P.A., at (904) 346 – 5595.

Riot Blockchain, Inc.

By:	/s/ Chris Ensey
Chris Ensey Interim Chief Executive Officer

cc: William Jackman, Rogers Towers, P.A.